Place Technology
2,190 followers
1mo •

We're doing big things over here.

Connecting finance, operations, and sales data in one place - and in real-time - is no easy task.

But we're big believers in an agile approach to finance and corporate performance.

We see a ton of potential here. If you agree, we have good news for you.

Place Technology is raising money on Wefunder.

You can become an investor today for as little as $100.

Legal disclosure: https://bit.ly/32Aaay4

#angelinvesting #crowdinvesting #crowdfunding

8 • 1 comment